Exhibit 99.3

The INX Digital Company Reports Q1 2024 Financial Results

TORONTO, May 15, 2024 /CNW/ – The INX Digital Company, Inc. (Cboe CA: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), the owner of INX. One, a security token and digital asset trading platform, a U.S. broker-dealer, an alternative trading system, a transfer agent, and an inter-dealer broker (through its subsidiaries), announced financial results for Q1 2024.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Company earnings for the first calendar quarter are summarized below.  All balances are reflected in U.S. Dollars.

Q1 2024 Financial Highlights:

●	A strong and unleveraged balance sheet with total operating capital of $24.8M and working capital of $20M.

●	Reserve Fund maintained in addition to operating capital and set aside for the protection of customer funds of $34.4M.

●	Q1 2024 total revenue of $1.5M, primarily from transaction and brokerage fees, compared to $1.1M earned in Q4 2023 and $1.6M earned in Q1 2023.

●	Q1 2024 net loss from operations of $2.6M; 41 percent decrease compared to the previous quarter and 42 percent decrease compared to Q1 2023.

INX’s milestones in Q1 2024 affirm its leading role in tokenizing RWAs

INX started the year strongly positioned to facilitate Real World Asset investments amid the global trend towards tokenization, leveraging its regulated infrastructure to meet the evolving demands of the market.

INX sustains its commitment to empowering retail investors globally with secure, exclusive tokenized RWA investments and continues to pioneer a comprehensive pathway for capital raising using SEC-regulated security tokens, alongside facilitating an efficient secondary market for this asset class.

In the first quarter of 2024, INX engaged in strategic collaborations with global institutions and negotiated with potential issuers for capital raising via security tokens on INX.One, the world’s first regulated RWA exchange. Concurrently, INX secured listing agreements with private firms in the U.S. and worldwide, facilitating the secondary market trading of their security tokens and common shares on INX.One. Notably, the INX Token and Republic Note are the leading traded securities on the platform as of March 2024.

As of March 2024, four (4) portfolio companies were actively raising capital in their primary offerings and were available to clients of INX, exclusively on the INX.One trading platform.

INX Issuers Surpass Goals

INX’s clients have received multiple rounds of dividends in the past few months: three rounds from HGC Info Tech Limited, the official issuer of the Trucpal Token, and multiple rounds from Hashrate Asset Group, the official issuer of the HAG Token.

The Trucpal Token successfully completed its first tranche, leading to the token’s next step on INX’s platform: the upcoming launch of the second tranche of the Trucpal Token offering on INX.One.

The HAG Token, another primary raise on the platform, was also launched on INX.One’s secondary market. Additionally, after successfully completing its first tranche, the token has now launched its second tranche, making it available to INX’s investors.

Growing Reach

The company continues its mission to enable everyone to pursue their financial goals and to provide equal financial opportunities for all. With Nevada being the latest state to join, it has expanded its licenses and is now open for trading cryptocurrencies in 48 U.S. states and territories and security tokens in 52 states and territories.

Enhancing Client Experience Through Special Insights

In its efforts to advance and refine our solutions to best serve its clients, the company conducted multiple surveys to ascertain the clients’ genuine needs and feedback. It is now actively working on implementing upgrades and optimizations to the platform, ensuring it aligns with the evolving needs of our esteemed clients.

Shy Datika, INX CEO, said, “Since day one, our focus has been clear: to create a real-world asset exchange, providing exclusive opportunities with paramount safety. Our upfront investment was pivotal. As others attempt to follow, our confidence in our infrastructure strengthens. Today, we’re leveraging our foundation to its fullest potential, carefully selecting collaborators to maximize every opportunity at INX.One.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.:

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

CBOE Canada is not responsible for the adequacy or accuracy of this press release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

Attn.: Alan Silbert

+1 855 657 2314

Email: investorrelations@inx.co

3